JM

Johnson Matthey

07021626

March 2, 2007

Robert M. Talley
Vice President, General Counsel
and Secretary

SEC MAIL PROCESSING
RECEIVED
MAR - 6 2007
WASH. D.C.
186 SECTION

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED
7004 2890 0002 4356 3687

Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20546

Re: Johnson Matthey PLC - File No. 82-2272

SUPPL

Dear Sirs:

Pursuant to Johnson Matthey PLC's undertaking to furnish the Securities Exchange Commission with certain information described in its request for exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, as more fully set forth in its letter of 28th September 1988, Johnson Matthey hereby submits the following:

1.	**Notification of Transactions of Directors/Persons**	**06 Feb 2007**
2.	**Notification of Transactions of Directors/Persons**	**06 Feb 2007**
3.	**Notification of Transactions of Directors/Persons**	**07 Feb 2007**
4.	**Notification of Transactions of Directors/Persons**	**09 Feb 2007**
5.	**Notification of Transactions of Directors/Persons**	**22 Feb 2007**
6.	**Notification of Transactions of Directors/Persons**	**23 Feb 2007**
7.	**Regulatory Announcement**	**23 Feb 2007**
8.	**Regulatory Announcement**	**26 Feb 2007**
9.	**Regulatory Announcement**	**01 Mar 2007**
10.	**Regulatory Announcement**	**01 Mar 2007**
11.	**Regulatory Announcement**	**01 Mar 2007**

The Company understands that pursuant to Rule 12g3-2(b) the information furnished hereby, is not deemed to be "filed" with the Commission and that the furnishing of such information does not constitute an admission for any purpose that the Company is subject to the Act.

PROCESSED
MAR 09 2007
THOMSON
FINANCIAL

3/8

NORTH AMERICAN CORPORATE
Suite 600, 435 Devon Park Drive, Wayne PA 19087-1998 TEL: (610) 971-3131, FAX: (610) 971-3022

If you have any questions concerning the foregoing, please contact me at the address and telephone number indicated on this letter.

Very truly yours,

Robert M. Talley
Vice President, General Counsel & Secretary

RMT/af
Enclosures
cc: S. A. Farrant (w/o encl.)
A. Purtill (w/o encl.)

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

   Johnson Matthey PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4(R)(1)(a); or (ii) DR 3.1.4 (R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985 or (iii) both (i) and (ii):

   (iii)

3. Name of person discharging managerial responsibilities/director:

   P N Hawker

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

   No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

   In respect of person named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

   Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

   N/A

8. State the nature of the transaction:

   Exercise of Executive Share Options and subsequent retention and disposal of shares. Details are as follows

Ordinary Shares under option	*Date of Grant*	*Exercise Price*	*Number Retained*	*Number Disposed*
6,130	19 July 2000	£9.42	653	5,477

9. Number of shares, debentures or financial instruments relating to shares acquired:

   6,130 shares acquired upon exercise – 653 shares subsequently retained and 5,477 shares disposed.

10. Percentage of issued class acquired (treasury shares of that class should not be taken into

account when calculating percentage):

Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

5,477

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

Less than 0.1%

13. Price per share or value of transaction:

£15.83

14. Date and place of transaction:

6 February 2007, London

15. Date issuer informed of transaction:

6 February 2007

16. Any additional information:

N/A

17. Name of contact and telephone for queries

Angela Purtill, Assistant Company Secretary
020 7269 8461

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification
6 February 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4(R)(1)(a); or (ii) DR 3.1.4 (R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985 or (iii) both (i) and (ii):

(iii)

3. Name of person discharging managerial responsibilities/director:

A M Thomson

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

In respect of person named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

A M Thomson

8. State the nature of the transaction:

Dividend Reinvestment – purchase of shares

9. Number of shares, debentures or financial instruments relating to shares acquired:

13

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

N/A

13. Price per share or value of transaction:

£15.84

14. Date and place of transaction:

6 February 2007, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

2,213

16. Date issuer informed of transaction:

6 February 2007

17. Date of grant:

N/A

18. Period during which or date on which it can be exercised:

N/A

19. Total amount paid (if any) for grant of the option:

N/A

20. Description of shares or debentures involved (class and number):

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:

N/A

22. Total number of shares or debentures over which options held following notification:

N/A

23. Any additional information:

N/A

24. Name of contact and telephone for queries

Angela Purtill, Assistant Company Secretary
020 7269 8461

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification

6 February 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4(R)(1)(a); or (ii) DR 3.1.4 (R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985 or (iii) both (i) and (ii):

N A P Carson	(iii)
P N Hawker	(iii)
I F Stephenson	(i)

3. Name of person discharging managerial responsibilities/director:

N A P Carson
P N Hawker
I F Stephenson

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

In respect of persons named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

Computershare Trustees Limited

8. State the nature of the transaction:

Dividend reinvestment in the Johnson Matthey Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired:

N A P Carson	14
P N Hawker	14
I F Stephenson	14

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

N/A

13. Price per share or value of transaction:

£15.83

14. Date and place of transaction:

6 February 2007, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

N A P Carson	61,253
P N Hawker	14,626

16. Date issuer informed of transaction:

7 February 2007

17. Date of grant:

N/A

18. Period during which or date on which it can be exercised:

N/A

19. Total amount paid (if any) for grant of the option:

N/A

20. Description of shares or debentures involved (class and number):

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:

N/A

22. Total number of shares or debentures over which options held following notification:

N/A

23. Any additional information:

N/A

24. Name of contact and telephone for queries

Angela Purtill, Assistant Company Secretary
020 7269 8461

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification

7 February 2007

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

   Johnson Matthey plc

2. Reason for the notification:

   Declaration of major shareholding as per FSA Transitional Provision 7

3. Full name of person(s) subject to the notification obligation:

   BlackRock, Inc.

4. Full name of shareholder(s) (if different from 3.):

   N/A

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

   N/A

6. Date on which issuer notified:

   9 February 2007

7. Threshold(s) that is/are crossed or reached:

   Above 5%

8. Notified details:

   VOTING RIGHTS ATTACHED TO SHARES:

   Class/type of shares (if possible using the ISIN CODE):

   GB0004764071

   Situation previous to the triggering transaction:

   Number of shares: N/A

   Number of voting rights: N/A

   Resulting situation after the triggering transaction:

   Number of shares (direct): N/A

   Number of voting rights (direct): N/A

   Number of voting rights (indirect): 12,637,906

   % of voting rights (direct): N/A

% of voting rights (indirect): 5.76%

Total voting rights: 12,637,906 shares (5.76%)

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held if applicable:

BlackRock Investment Management (UK) Limited – 12,637,906 shares (5.76%)

PROXY VOTING:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact Name:

Angela Purtill, Assistant Company Secretary, Johnson Matthey plc

15. Contact Telephone Number:

020 269 8461

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

   Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4(R)(1)(a); or (ii) DR 3.1.4 (R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985 or (iii) both (i) and (ii):

N A P Carson	(iii)
P N Hawker	(iii)
D W Morgan	(iii)
L C Pentz	(iii)
W F Sandford	(i)
J N Sheldrick	(iii)
I F Stephenson	(i)

3. Name of person discharging managerial responsibilities/director:

   N A P Carson
   P N Hawker
   D W Morgan
   L C Pentz
   W F Sandford
   J N Sheldrick
   I F Stephenson

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

   No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

   In respect of persons named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

   Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

   Computershare Trustees Limited

8. State the nature of the transaction:

   Monthly acquisition of shares via the Johnson Matthey Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired:

N A P Carson	24
P N Hawker	24
D W Morgan	24
L C Pentz	21
W F Sandford	24
J N Sheldrick	24
I F Stephenson	24

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

N/A

13. Price per share or value of transaction:

£15.9473

14. Date and place of transaction:

21 February 2007, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

N A P Carson	61,277
P N Hawker	15,303
D W Morgan	40,558
L C Pentz	18,356
J N Sheldrick	74,487

16. Date issuer informed of transaction:

22 February 2007

17. Date of grant:

N/A

18. Period during which or date on which it can be exercised:

N/A

19. Total amount paid (if any) for grant of the option:

N/A

20. Description of shares or debentures involved (class and number):

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:

N/A

22. Total number of shares or debentures over which options held following notification:

N/A

23. Any additional information:

N/A

24. Name of contact and telephone for queries

Angela Purtill, Assistant Company Secretary
020 7269 8461

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification

22 February 2007

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Company	Johnson Matthey PLC
TIDM	JMAT
Headline	Holding(s) in Company
Released	11:16 23-Feb-07
Number	PRNUK-2302

Johnson Matthey

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

   Johnson Matthey plc

2. Reason for the notification:

   An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation:

   BT Pension Scheme Trustees Limited as trustee of the BT Pension Scheme. See Question 9 for further information

4. Full name of shareholder(s) (if different from 3.):

   N/A

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

   21 February 2007

6. Date on which issuer notified:

   22 February 2007

7. Threshold(s) that is/are crossed or reached:

   2%

8. Notified details:

   VOTING RIGHTS ATTACHED TO SHARES:

   Class/type of shares (if possible using the ISIN CODE):

   GB0004764071

   Situation previous to the triggering transaction:

   Number of shares: 6,649,406

Number of voting rights: 6,649,406

Resulting situation after the triggering transaction:

Number of shares (direct): 2,640,146

Number of voting rights (direct): 2,640,146

Number of voting rights (indirect): 3,894,636

% of voting rights (direct): 1.205%

% of voting rights (indirect): 1.778%

Total voting rights: 6,534,782 shares (2.983%)

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held if applicable:

BT Pension Scheme Trustees Limited is the parent undertaking of Britel Fund Trustees Limited, which is the parent undertaking of Hermes Pensions Management Limited. Hermes Pension Management Limited is the parent undertaking of:

Hermes Equity Ownership Services Limited (voting rights held 0.044%)
Hermes Investment Management Limited (voting rights held 2.939%)
Hermes Assured Limited (included within (ii))

Refer to Question 13 for further information.

PROXY VOTING:

10. Name of the proxy holder:

Refer to Question 13

11. Number of voting rights proxy holder will cease to hold:

Refer to Question 13

12. Date on which proxy holder will cease to hold voting rights:

Refer to Question 13

13. Additional information:

Hermes Equity Ownership Services Limited hold the voting rights under a standing proxy contained in services agreements for the provision of corporate governance services to various underlying clients.

Hermes Investment Management Limited hold the voting rights under a standing proxy contained in investment management agreements with various underlying clients, which includes all the shares owned directly by BT Pension Scheme.

All voting rights held on behalf of the above entities are aggregated for the purposes of DTR 5.2.1(a). The aggregation is made at the lower threshold of 3% and above because Hermes Equity Ownership Services Limited does not manage investments for the purposes of the investment manager exemption contained in DTR 5.1.5.

This disclosure is made by BT Pension Scheme Trustees Limited, which is the ultimate parent undertaking for the purposes of DTR 5.2.1(e).

14. Contact Name:

Angela Purtill, Assistant Company Secretary, Johnson Matthey plc

15. Contact Telephone Number:

020 269 8461

END

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NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

   Johnson Matthey plc

2. Reason for the notification:

   Other – EU Transparency Directive

3. Full name of person(s) subject to the notification obligation:

   Ameriprise Financial, Inc. and its group

4. Full name of shareholder(s) (if different from 3.):

   See additional information under 13

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

   N/A

6. Date on which issuer notified:

   23 February 2007

7. Threshold(s) that is/are crossed or reached:

   N/A

8. Notified details:

   VOTING RIGHTS ATTACHED TO SHARES:

   Class/type of shares (if possible using the ISIN CODE):

   GB0004764071

   Situation previous to the triggering transaction:

   Number of shares: N/A

   Number of voting rights: N/A

   Resulting situation after the triggering transaction:

   Number of shares (direct): 640,210

   Number of voting rights (direct): 640,210

   Number of voting rights (indirect): 13,174,825

   % of voting rights (direct): 0.290%

% of voting rights (indirect): 5.978%

Total voting rights: 13,815,035 shares (6.268%)

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held if applicable:

Ameriprise Financial, Inc. which controls the voting rights of:

Threadneedle Asset Management Holdings Ltd, which controls the voting rights of:

Threadneedle Asset Management Ltd, Threadneedle International Ltd and Threadneedle Pensions Ltd

PROXY VOTING:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

Registered Owners:

Bank of Ireland Nominees	A/C 4239914	158,265
Bank of Ireland Nominees	A/C 4270483	284,267
BNY (OCS) Nominees Ltd	A/C 277650	170,243
BNY (OCS) Nominees Ltd	A/C 219064	85,434
BNY (OCS) Nominees Ltd	A/C 219709	157,416
BNY (OCS) Nominees Ltd	A/C 219720	189,674
Littledown Nominees Ltd	A/C 11121	3,250
Littledown Nominees Ltd	A/C 02891	5,447,136
Littledown Nominees Ltd	A/C 07198	436,970
Littledown Nominees Ltd	A/C 27642	203,240
Littledown Nominees Ltd	A/C 10478	9,000
Littledown Nominees Ltd	A/C 35822	4,400
Littledown Nominees Ltd	A/C 10489	230,039
Littledown Nominees Ltd	A/C 10469	126,184
Littledown Nominees Ltd	A/C 30337	14,000
Littledown Nominees Ltd	A/C 10479	9,853
Littledown Nominees Ltd	A/C 10488	2,395,419
Littledown Nominees Ltd	A/C 10491	1,023,613
Littledown Nominees Ltd	A/C 10492	250,000
Littledown Nominees Ltd	A/C 21688	203,975
Littledown Nominees Ltd	A/C 02642	409,641
Littledown Nominees Ltd	A/C 07205	340,649
Littledown Nominees Ltd	A/C 07207	807,807
Littledown Nominees Ltd	A/C 07196	28,980

Littledown Nominees Ltd	A/C 07199	23,498
Mellon Nominees (UK) Ltd	A/C WWSF0004002	239,430
Mellon Nominees (UK) Ltd	A/C AVOF0003002	471,858
Roy Nominees	A/C 104450	70,794
William & Glynns (Isle of Man) Nominees Ltd	A/C 301780	20,000

14. *Contact Name:*

Angela Purtill, Assistant Company Secretary, Johnson Matthey plc

15. Contact Telephone Number:

020 269 8461

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Company	Johnson Matthey PLC
TIDM	JMAT
Headline	Holding(s) in Company
Released	17:11 26-Feb-07
Number	PRNUK-2602

Johnson Matthey

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

   Johnson Matthey plc

2. Reason for the notification:

   Other - EU Transparency Directive

3. Full name of person(s) subject to the notification obligation:

   Ameriprise Financial, Inc. and its group

4. Full name of shareholder(s) (if different from 3.):

   See additional information under 13

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

   N/A

6. Date on which issuer notified:

   23 February 2007

7. Threshold(s) that is/are crossed or reached:

   N/A

8. Notified details:

   VOTING RIGHTS ATTACHED TO SHARES:

   Class/type of shares (if possible using the ISIN CODE):

   GB0004764071

   Situation previous to the triggering transaction:

Number of shares: N/A

Number of voting rights: N/A

Resulting situation after the triggering transaction:

Number of shares (direct): 640,210

Number of voting rights (direct): 640,210

Number of voting rights (indirect): 13,174,825

% of voting rights (direct): 0.290%

% of voting rights (indirect): 5.978%

Total voting rights: 13,815,035 shares (6.268%)

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held if applicable:

Ameriprise Financial, Inc. which controls the voting rights of:

Threadneedle Asset Management Holdings Ltd, which controls the voting rights of:

Threadneedle Asset Management Ltd, Threadneedle International Ltd and Threadneedle Pensions Ltd

PROXY VOTING:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

Registered Owners:

Bank of Ireland Nominees	A/C 4239914	158,265
Bank of Ireland Nominees	A/C 4270483	284,267
BNY (OCS) Nominees Ltd	A/C 277650	170,243
BNY (OCS) Nominees Ltd	A/C 219064	85,434
BNY (OCS) Nominees Ltd	A/C 219709	157,416
BNY (OCS) Nominees Ltd	A/C 219720	189,674
Littledown Nominees Ltd	A/C 11121	3,250
Littledown Nominees Ltd	A/C 02891	5,447,136
Littledown Nominees Ltd	A/C 07198	436,970
Littledown Nominees Ltd	A/C 27642	203,240
Littledown Nominees Ltd	A/C 10478	9,000
Littledown Nominees Ltd	A/C 35822	4,400
Littledown Nominees Ltd	A/C 10489	230,039

Littledown Nominees Ltd	A/C 10469	126,184
Littledown Nominees Ltd	A/C 30337	14,000
Littledown Nominees Ltd	A/C 10479	9,853
Littledown Nominees Ltd	A/C 10488	2,395,419
Littledown Nominees Ltd	A/C 10491	1,023,613
Littledown Nominees Ltd	A/C 10492	250,000
Littledown Nominees Ltd	A/C 21688	203,975
Littledown Nominees Ltd	A/C 02642	409,641
Littledown Nominees Ltd	A/C 07205	340,649
Littledown Nominees Ltd	A/C 07207	807,807
Littledown Nominees Ltd	A/C 07196	28,980
Littledown Nominees Ltd	A/C 07199	23,498
Mellon Nominees (UK) Ltd	A/C WWSF0004002	239,430
Mellon Nominees (UK) Ltd	A/C AVOF0003002	471,858
Roy Nominees	A/C 104450	70,794
William & Glyns (Isle of Man) Nominees Ltd	A/C 301780	20,000

14. Contact Name:

Angela Purtill, Assistant Company Secretary, Johnson Matthey plc

15. Contact Telephone Number:

020 269 8461

END

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Company	Johnson Matthey PLC
TIDM	JMAT
Headline	Transaction in Own Shares
Released	17:47 01-Mar-07
Number	PRNUK-0103

Johnson Matthey

Transaction in Own Shares

Johnson Matthey PLC announces that it has today purchased 220,000 ordinary shares at a price of 1525.14 pence per share. All of the purchased shares will be held as treasury shares.

Following the above purchase, Johnson Matthey PLC holds 1,560,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 218,908,912.

Therefore, the total number of Johnson Matthey PLC ordinary shares with voting rights is 218,908,912. This figure may be used by shareholders and other parties subject to disclosure obligations as the denominator for calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Johnson Matthey PLC under the FSA's Disclosure and Transparency Rules.

S Farrant
Company Secretary
1 March 2007

END

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Company	Johnson Matthey PLC
TIDM	JMAT
Headline	Total Voting Rights
Released	11:32 01-Mar-07
Number	PRNUK-0103

JM Johnson Matthey

Total Voting Rights

In accordance with Rule 5.6.1 of the Disclosure and Transparency Rules, Johnson Matthey PLC advises that, as at 28 February 2007, it had an issued share capital of 220,468,912 ordinary shares of £1 each and held 1,340,000 ordinary shares of £1 each in treasury.

Therefore, the total number of Johnson Matthey PLC ordinary shares with voting rights is 219,128,912.

The above figure 219,128,912 may be used by shareholders and other parties subject to disclosure obligations as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Johnson Matthey PLC under the Disclosure and Transparency Rules.

S Farrant
Company Secretary
1 March 2007

END

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Free annual report

Company	Johnson Matthey PLC
TIDM	JMAT
Headline	Disposal
Released	07:01 01-Mar-07
Number	0875S

JM Johnson Matthey

For release at 7.00am Thursday 1st March 2007

Completion of Sale of Ceramics Division

Johnson Matthey announces that it has today completed the sale of its Ceramics Division to the Endeka Ceramics group established by Pamplona Capital Partners I, LP, a private equity investment fund.

This completes the transaction which was first announced on 14th December 2006.

Enquiries:

Ian Godwin	Director, IR and Corporate Communications	020 7269 8410
Howard Lee	The HeadLand Consultancy	020 7367 5225
www.matthey.com		

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